Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Apr 2	Apr 3
	2010	2009

Basic:
Average shares outstanding	20,257,000	20,133,000

Net income (loss)	$6,721,000	$(8,144,000)
Per share amount	$0.33	$(0.40)

Diluted:
Average shares outstanding	20,257,000	20,133,000
Dilutive stock securities based on the treasury stock method using average market price	210,000	—

Totals	20,467,000	20,133,000

Net income (loss)	$6,721,000	$(8,144,000)
Per share amount	$0.33	$(0.40)